Filed By: EOP Operating Limited Partnership pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Spieker Properties, L.P. (Commission File No. 033-98312-01)

THE FOLLOWING IS THE TEXT OF THE JOINT PRESS RELEASE ISSUED BY EQUITY OFFICE PROPERTIES TRUST AND SPIEKER PROPERTIES, INC. ON FEBRUARY 23, 2001.

[EQUITY OFFICE LOGO]	[SPIEKER PROPERTIES LOGO]

NEWS RELEASE

Equity Office (Investors/Analysts): Diane Morefield 312.466.3286	Spieker Properties, Inc: Craig Vought or Stuart Rothstein 650.854.5600

Equity Office (Media): Terry Holt 312.466.3102

For Immediate Release

EQUITY OFFICE PROPERTIES TRUST AND SPIEKER PROPERTIES, INC.
ANNOUNCE MERGER AGREEMENT

$7.2 billion transaction to create $28 billion office company

Combined company will own and operate 124 million square feet of premier office space nationwide

CHICAGO, IL and MENLO PARK, CA (February 23, 2001)—Equity Office Properties Trust (NYSE: EOP) and Spieker Properties, Inc. (NYSE: SPK) today announced that they have entered into a definitive merger agreement in which Spieker will merge into Equity Office. The transaction values Spieker Properties at approximately $7.2 billion, which includes transaction costs and the assumption of approximately $2.1 billion in debt and $431 million in preferred stock. Equity Office will pay approximately $1.085 billion in cash and issue roughly 118.6 million new Equity Office common shares and operating partnership units in the transaction, which is expected to close in the second quarter 2001. The transaction includes a $160 million break-up fee to Equity Office if the merger is not completed in certain specified circumstances.

Following the merger, Equity Office will own and operate 616 office buildings consisting of 124 million square feet of office space nationwide, which includes 25 million square feet of office space attributable to Spieker. Equity Office will also acquire Spieker’s industrial portfolio of approximately 13.5 million square feet and its development properties totaling 1.7 million square feet.

“This merger is consistent with the strategy that Equity Office has articulated since we went public in mid-1997,” commented Samuel Zell, chairman of the board of Equity Office. “We have focused on building critical mass in high job growth office markets with barriers to new supply, the hallmark of Spieker’s portfolio,” he added.

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ADD ONE – EQUITY OFFICE PROPERTIES TRUST AND SPIEKER PROPERTIES, INC.
ANNOUNCE MERGER AGREEMENT

Timothy H. Callahan, Equity Office’s president and chief executive officer, added, “The addition of Spieker’s assets to our portfolio increases our presence across our key West Coast markets including: the San Francisco Peninsula, San Jose, Los Angeles, Orange County and Seattle, providing more options and flexibility to our customer base. We believe this merger will accelerate our growth rate due to below market rents in the combined portfolio.”

Spieker common shareholders will receive a fixed $13.50 in cash and 1.49586 shares of EOP for every share of Spieker common stock. This combination of cash and stock equates to a total price per share of $58.50 to Spieker shareholders, based on an agreed upon fixed stock price of $30.083 for each Equity Office share. The exchange ratio is not subject to change and there is no “collar” or minimum trading price for the shares. Operating partnership unit holders will receive 1.94462 EOP Operating Partnership units, or will have the right to convert into Spieker common stock and receive the aforementioned proration of cash and stock in the merger.

Commenting on the economics of the transaction, Richard Kincaid, chief financial officer for Equity Office stated, “This transaction should be modestly accretive in 2001 and approximately $0.10 accretive to funds from operations (FFO) in 2002. Furthermore, the yields on the office and industrial portfolios in the first 12 months, including all transaction costs, are expected to be just under 10% on a GAAP basis, and over 9.5% on a cash basis.”

Upon completion of the merger, Equity Office will expand its Board of Trustees from 13 to 16 members. The new members will be Ned Spieker, chairman of Spieker Properties, and Co-Chief Executive Officers Craig Vought and John Foster.

“I stated in our 1999 annual report that our customers’ requirements had changed,” said Ned Spieker. “Companies today want property owners with agility, market strength and the ability to provide a range of value-added services that can enhance productivity in an increasingly competitive marketplace. Equity Office has recognized and successfully responded to these trends over the past few years. I can’t think of a better partner with which to combine Spieker’s quality portfolio, strong management team and customer service philosophy.”

The transaction is structured to qualify at the corporate level as a tax-free merger, and it is a condition to closing that each party receive an acceptable tax opinion to that effect. Spieker shareholders will recognize income for federal income tax purposes only on the cash portion of the consideration.

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ADD TWO – EQUITY OFFICE PROPERTIES TRUST AND SPIEKER PROPERTIES, INC.
ANNOUNCE MERGER AGREEMENT

The merger, which will be accounted for using purchase accounting, is subject to the approval of the shareholders of both companies and to other customary conditions. Certain executive officers of Spieker have agreed to vote in favor of the merger. Morgan Stanley served as financial advisor to Equity Office. Goldman, Sachs & Co. served as financial advisor to Spieker Properties.

Certain matters discussed in this press release constitute forward-looking statements within the meaning of the federal securities laws. Although Equity Office and Spieker Properties believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they can give no assurance that their expectations will be achieved. Factors that could cause actual results to differ materially from current expectations include changes in macro-economic conditions and the demand for office space in California and the other West Coast markets in which Spieker has a substantial presence; the continuing financial success of Equity Office’s and Spieker’s current and prospective tenants; Equity Office’s ability to merge successfully the operations of Spieker Properties into the Equity Office organization; Equity Office’s ability to realize economies of scale; continuing supply constraints in Spieker’s current markets; and other risks, which are described in Equity Office’s Form 10-K, which is on file with the Securities and Exchange Commission.

Equity Office Properties Trust (NYSE: EOP) is the nation’s largest publicly held office building owner and manager with a portfolio of 380 buildings comprising 99 million square feet in 24 states and the District of Columbia. Equity Office has an ownership presence in 37 Metropolitan Statistical Areas (MSAs) and in 103 submarkets, enabling it to provide a wide range of office solutions for local, regional and national customers. For more information please visit the company’s website at www.equityoffice.com .

Spieker Properties, Inc., a publicly traded real estate company, owns and operates approximately 38.5 million square feet of commercial real estate in California and the Pacific Northwest. The company’s principal objective is sustainable long-term growth in earnings through the acquisition, development, and management of high-quality office and industrial properties in select western United States markets. Additional information on the company can be found on its website at www.spieker.com.

Investors and security holders are urged to read the joint proxy statement/ prospectus and information statement regarding the business combination transactions referenced in this press release, when they become available, because they will contain important information. The joint proxy statement/prospectus and information statement will be filed with the Securities and Exchange Commission by Equity Office Properties Trust and Spieker Properties, Inc. and Equity Office Properties Trust/ EOP Operating Limited Partnership and Spieker Properties, L.P., respectively. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus and information statement (when they are available) and other documents filed by

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ADD THREE – EQUITY OFFICE PROPERTIES TRUST AND SPIEKER PROPERTIES, INC.
ANNOUNCE MERGER AGREEMENT

Equity Office Properties Trust and Spieker Properties, Inc. and EOP Operating Limited Partnership and Spieker Properties, L.P. with the Commission at the Commission’s web site at www.sec.gov. The joint proxy statement/prospectus, information statement and these other documents may also be obtained for free (a) from Equity Office Properties Trust by directing a request to Equity Office Properties Trust, Two North Riverside Plaza, Suite 2100, Chicago, Illinois 60606, Attention: Corporate Secretary, telephone: (312) 466-3300 and (b) from Spieker Properties, Inc. by directing a request to Spieker Properties, Inc., 2180 Sand Hill Road, Suite 200, Menlo Park, California 94025, Attention: Corporate Secretary, telephone: (650) 854-5600.

Pursuant to Instruction 3 to Item 4 of Schedule 14A, the participants in this solicitation include Equity Office Properties Trust and its trustees, as follows: Samuel Zell (Chairman of the Board), Timothy H. Callahan (President, Chief Executive Officer and trustee), D.J. Andre de Bock (trustee), Thomas E. Dobrowski (trustee), William M. Goodyear (trustee), James D. Harper, Jr. (trustee), David K. McKown (trustee), John S. Moody (trustee), Jerry M. Reinsdorf (trustee), Sheli Z. Rosenberg (trustee), Edwin N. Sidman (trustee), Jan H.W.R. van der Vlist and William Wilson III (trustee). As of the date of this communication, none of the foregoing participants beneficially owned in excess of 1% of the outstanding common shares of Equity Office Properties Trust, except for Samuel Zell, who may be deemed to beneficially own approximately 1.04% of the outstanding common shares (giving effect to share options and units of limited partnership interest in EOP Operating Limited Partnership held by him) and Jan H.W.R.van der Vlist, who may be deemed to beneficially own approximately 7.34% of the outstanding common shares, which shares are owned by Stichting Pensioenfonds Voor De Gezondheid Geestelijke En Maatschappelijke Belangen.

Pursuant to Instruction 3 to Item 4 of Schedule 14A, the participants in this solicitation also include Spieker Properties, Inc. and its directors, as follows: Warren E. Spieker, Jr. (Chairman of the Board), John K. French (Vice Chairman of the Board), Dennis E. Singleton (Vice Chairman of the Board), Richard J. Bertero (director), Harold M. Messmer, Jr. (director), David M. Petrone (director) and William S. Thompson, Jr. (director). As of the date of this communication, none of the foregoing participants beneficially owned in excess of 1% of the outstanding shares of common stock of Spieker Properties, Inc., except for Warren E. Spieker, Jr., John K. French and Dennis E. Singleton, who may be deemed to beneficially own approximately 4.9%, 1.5% and 1.6% of the outstanding shares of common stock of Spieker Properties, Inc., respectively, (giving effect to stock options and units of limited partnership interest in Spieker Properties, L.P. held by each of them).

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ADD FOUR – EQUITY OFFICE PROPERTIES TRUST AND SPIEKER PROPERTIES, INC.
ANNOUNCE MERGER AGREEMENT

Registration Statements relating to the Equity Office Properties Trust and EOP Operating Limited Partnership securities to be issued in the merger of Spieker Properties, Inc. with and into Equity Office Properties Trust and in the merger of Spieker Properties, L.P. with and into EOP Operating Limited Partnership have not yet been filed with the Securities and Exchange Commission. The securities may not be sold nor may offers to buy be accepted prior to the time the applicable Registration Statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

* * * * *

EXHIBIT SCHEDULES

•	Exhibit 1	Combined Portfolio Map
•	Exhibit 2	Regional Office Portfolio Summary
•	Exhibit 3	Summary of Office Portfolio MSAs
•	Exhibit 4	Summary of Industrial Portfolio MSAs
•	Exhibit 5	Lease Expirations by Year
•	Exhibit 6	Lease Expirations by Market (Top 10)
•	Exhibit 7a	EOP Development Schedule
•	Exhibit 7b	SPK Development Schedule
•	Exhibit 8	Net Effective Square Footage
•	Exhibit 9	Office Property List

EXHIBIT 1
COMBINED PORTFOLIO

[Omitted map of the United States showing a break-down by MSA of rentable square feet for the office properties of the combined company, as follows:

Between	Between	Between	Between	Between
7.5 and 13.0 MM	5.0 and 7.49 MM	2.50 and 4.99 MM	1.0 and 2.49 MM	0.1 to 0.99 MM
sq. ft. of rentable	sq. ft. of rentable	sq. ft. of rentable	sq. ft. of rentable	sq. ft. of rentable
office space	office space	office space	office space	office space

Boston, MA Chicago, IL Seattle, WA San Francisco, CA Atlanta, GA	Los Angeles, CA San Jose, CA Orange County, CA Washington, DC New York, NY	Dallas, TX Denver, CO Portland, OR Minneapolis, MN San Diego, CA Houston, TX East Bay (Oakland), CA Sacramento, CA Philadelphia, PA	New Orleans, LA Stamford, CT Austin, TX Cleveland, OH Indianapolis, IN	Orlando, FL
Phoenix, AZ
San Antonio, TX
Charlotte, NC
Riverside, CA
Nashville, TN
Norfolk, VA
Columbus, OH
St. Louis, MO
Albuquerque, NM
Fort Worth, TX
Anchorage, AK
Raleigh/Durham, NC
Salt Lake, City, UT ]

Exhibit 2

Regional Office Portfolio Summary

	Square Feet	% Square Feet	% NOI

All Properties	123,972,155

CBD	51,273,753	41.4%	43.0%

Suburban	72,698,402	58.6%	57.0%

Distribution based on NOI and Square Feet

	CBD			Suburban

MSA	Square Feet	% Square Feet	% NOI	Square Feet	% Square Feet	% NOI

Boston	9,133,141	7.4%	10.0%	3,905,060	3.1%	3.6%

San Francisco	4,570,686	3.7%	5.1%	4,344,219	3.5%	6.4%

San Jose	0	0.0%	0.0%	6,803,083	5.5%	8.2%

Seattle	5,069,678	4.1%	3.9%	5,293,104	4.3%	4.1%

Chicago	6,634,939	5.4%	4.2%	4,555,249	3.7%	3.6%

New York	4,986,407	4.0%	6.7%	0	0.0%	0.0%

Washington, DC	1,779,260	1.4%	2.1%	3,989,624	3.2%	3.9%

Los Angeles	1,896,244	1.5%	1.3%	5,668,250	4.6%	3.8%

Atlanta	1,984,993	1.6%	1.7%	5,848,090	4.7%	3.5%

Orange County	0	0.0%	0.0%	6,188,216	5.0%	3.8%

All Other Markets	15,218,405	12.3%	8.1%	26,103,507	21.1%	16.2%

Total	51,273,753	41.4%	43.0%	72,698,402	58.6%	57.0%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	All Properties

MSA	Square Feet	% Square Feet	% NOI

Boston	13,038,201	10.5%	13.5%

San Francisco	8,914,905	7.2%	11.5%

San Jose	6,803,083	5.4%	8.2%

Seattle	10,362,782	8.4%	8.0%

Chicago	11,190,188	9.0%	7.9%

New York	4,986,407	4.0%	6.7%

Washington, DC	5,768,884	4.7%	6.0%

Los Angeles	7,564,494	6.1%	5.2%

Atlanta	7,833,083	6.3%	5.1%

Orange County	6,188,216	5.0%	3.8%

All Other Markets	41,321,912	33.4%	24.2%

Total	123,972,155	100.0%	100.0%

      Includes office properties totaling 150,000 square feet under contract to be sold.

      [Omitted pie chart showing distribution based on % NOI for all properties by MSA (%’s in right column in table)]

Exhibit 3

Summary of Office Portfolio MSAs

MSA	State	# Buildings	Square Feet	% Portfolio	% NOI

Boston	MA	55	13,038,201	10.5%	13.5%

San Francisco	CA	50	8,914,905	7.2%	11.5%

San Jose	CA	78	6,803,083	5.5%	8.2%

Seattle	WA	45	10,362,782	8.4%	8.0%

Chicago	IL	30	11,190,188	9.0%	7.9%

New York	NY	6	4,986,407	4.0%	6.7%

Washington, DC	DC, VA	25	5,768,884	4.7%	6.0%

Los Angeles	CA	47	7,039,759	5.7%	4.9%

Atlanta	GA	45	7,833,083	6.3%	5.1%

Orange County	CA	37	6,188,216	5.0%	3.8%

Denver	CO	15	4,178,063	3.4%	2.3%

San Diego	CA	25	2,857,721	2.3%	2.3%

Minneapolis	MN	4	2,933,008	2.4%	2.2%

Portland	OR	28	3,698,542	3.0%	2.1%

East Bay	CA	16	2,646,141	2.1%	2.1%

Dallas	TX	14	4,237,044	3.4%	1.9%

Stamford	CT	8	1,814,149	1.5%	1.9%

Sacramento	CA	29	2,597,828	2.1%	1.8%

Philadelphia	PA	13	2,528,078	2.0%	1.4%

Houston	TX	7	2,734,362	2.2%	1.3%

Austin	TX	3	1,426,948	1.2%	1.1%

New Orleans	LA	5	2,357,699	1.9%	0.9%

Cleveland	OH	1	1,270,204	1.0%	0.7%

Phoenix	AZ	2	605,295	0.5%	0.3%

Riverside	CA	6	524,735	0.4%	0.3%

Norfolk	VA	1	403,276	0.3%	0.2%

San Antonio	TX	3	604,283	0.5%	0.2%

Charlotte	NC	1	583,424	0.5%	0.2%

St. Louis	MO	1	339,163	0.3%	0.2%

Columbus	OH	2	379,752	0.3%	0.2%

Nashville	TN	1	418,686	0.3%	0.2%

Orlando	FL	1	640,741	0.5%	0.1%

Indianapolis	IN	2	1,057,877	0.9%	0.1%

Raleigh/Durham	NC	1	181,723	0.1%	0.1%

Anchorage	AK	2	190,599	0.2%	0.1%

Albuquerque	NM	4	262,035	0.2%	0.1%

Ft. Worth	TX	2	239,095	0.2%	0.1%

Salt Lake City	UT	1	136,176	0.1%	0.1%

Total		616	123,972,155	100%	100%

      Includes office properties totaling 150,000 square feet under contract to be sold.

Exhibit 4

Summary of Industrial Portfolio by MSAs

MSA	State	# Buildings	Square Feet	% Portfolio

East Bay	CA	24	4,252,467	31.5%

San Jose	CA	53	4,085,419	30.3%

Portland	OR	19	3,527,668	26.1%

San Francisco	CA	3	668,708	5.0%

San Diego	CA	6	551,759	4.1%

Sacramento	CA	1	167,202	1.2%

Los Angeles	CA	1	130,600	1.0%

Seattle	WA	2	117,872	0.9%

Orange County	CA	0	0	0.0%

Total		109	13,501,695	100.0%

      Includes properties totaling 5.2 million square feet under contract to be sold.

Exhibit 5

Lease Expirations by Year
(as of 12/31/00)

[Omitted bar chart showing graphical depiction of data in table below]

	2001	2002	2003	2004	2005	2006	2007

EOP	10,743,400	11,427,145	12,635,114	11,085,659	11,707,229	7,412,396	6,183,769

SPK	4,643,555	4,693,353	3,714,588	2,804,549	3,068,936	1,398,238	1,009,725

MergeCo	15,386,955	16,120,498	16,349,702	13,890,208	14,776,165	8,810,634	7,193,494

% MergeCo	12.4%	13.0%	13.2%	11.2%	11.9%	7.1%	5.8%

[Additional columns below]

[Continued from above table, first column(s) repeated]

				2011 and
	2008	2009	2010	Beyond	Expirations	Portfolio

EOP	5,081,438	4,663,752	5,997,962	6,758,762	93,696,626	98,995,994

SPK	455,618	793,716	1,371,549	133,819	24,087,646	24,907,025

MergeCo	5,537,056	5,457,468	7,369,511	6,892,581	117,784,272	123,903,019

% MergeCo	4.5%	4.4%	5.9%	5.6%	95.1%	100.0%

      Data as of 12/31/00 for each company.

Exhibit 6

Lease Expiration of Top 10 Markets

	Expiration Year

	2001	2002	2003	Total

	% of Total Portfolio Square Footage Expiring

Boston	1.06%	1.24%	1.37%	3.67%

San Francisco	0.73%	1.05%	0.94%	2.72%

San Jose	1.22%	0.78%	0.45%	2.45%

Seattle	0.96%	1.19%	1.88%	4.03%

Chicago	0.64%	0.87%	1.71%	3.22%

New York	0.39%	0.21%	0.18%	0.78%

Washington, DC	0.29%	1.23%	0.49%	2.01%

Los Angeles	0.66%	0.65%	0.73%	2.04%

Atlanta	0.85%	0.64%	0.76%	2.25%

Orange County	0.80%	1.13%	0.82%	2.75%

Exhibit 7a

EOP Developments
(As of 12/31/00)

					Equity Office's

						Total	Current
	Estimated Placed in		Number of		Costs Incurred	Estimated	Percentage
(Dollars in thousands)	Service Date (a)	Location	Buildings	Square Feet	as of 12/31/00	Costs (a)	Leased

Wholly-Owned Parkside Towers	4Q/01	Foster City, CA	2	398,000	$64,172	$132,100	96%

EJ Randolph II	2Q/02	McLean, VA	1	122,000	6,250	35,700	100%

			3	520,000	$70,422	$167,800	97%

	Estimated Placed in		Number of
	Service Date (a)	Location	Buildings	Square Feet

Wilson/Equity Office Developments (b)
San Rafael Corporate Center	4Q/01 and 3Q/03	San Rafael, CA	5	382,000

Foundry Square (f/k/a First and Howard) (e)	2Q/02 - 3Q/03	San Francisco, CA	4	1,260,000

Ferry Building (f)	3Q/02	San Francisco, CA	1	244,000

Concar (g)	4Q/02	San Mateo, CA	2	207,000

Larkspur Landing (h)	3Q/03	Larkspur, CA	2	168,000

			14	2,261,000

Grand Total/Weighted Average			17	2,781,000

	Equity Office's

	Effective	Costs Incurred	Total	Total Project	Current
	Ownership	as of 12/31/00	Estimated	Estimated	Percentage
	Percentage(c)	(c)	Costs	Costs (c)	Leased

Wilson/Equity Office Developments (b)
San Rafael Corporate Center	80%	$27,654	$113,200	$141,500	0%

Foundry Square (f/k/a First and Howard) (e)	(e )	$26,061	$249,000	$436,200	42%

Ferry Building (f)	80%	$6,742	$66,000	$82,400	0%

Concar (g)	80%	$4,245	$52,000	$65,100	99%

Larkspur Landing (h)	(h )	(h )	(h )	$45,000	0%

		$64,702	$480,300	$770,200	33%

Grand Total/Weighted Average		$135,124	$648,100		45%

(a)	The Estimated Placed in Service Date represents the date the certificate of occupancy has been or is currently anticipated to be obtained. Subsequent to obtaining the certificate of occupancy, the Property is expected to undergo a lease-up period. The Total Estimated Costs represent current estimates of total development costs, including amounts required to tenant the Property. These costs are estimates and are subject to change upon or prior to completion of the development.

(b)	Equity Office and Wilson Investors (WI) entered into a joint venture agreement to form Wilson/Equity Office (W/EO) for the purpose of developing, constructing, leasing and managing developments. W/EO is owned 49.9% by Equity Office and 50.1% by WI. William Wilson III, a trustee of the Equity Office, through his ownership of WI, owns approximately 22% of W/EO (and approximately 30% of any promote to which WI is entitled under the joint venture agreement). Equity Office will loan up to $25 million to WI for their required contribution to W/EO at a 15% return per annum. The current outstanding balance of this loan as of 12/31/00 is approximately $4.1 million.

Equity Office has created or anticipates creating joint ventures with W/EO and, in certain cases, unaffiliated third parties for the development properties included herein. The costs for these developments will be funded by Equity Office and W/EO in a 60% / 40% ratio and in some cases by third parties as described within each developments’ respective operating agreement. The Board of Trustees has also authorized Equity Office to negotiate and enter into an agreement with W/EO providing for the extension on first mortgage financing to the ownership entitles of each of these developments at LIBOR plus 2.4642%, generally maturing 36 months after initial funding (or earlier at the option of Equity Office in the event alternative financing sources are available on terms reasonable acceptable to WI and any unrelated third-party investors). The aggregate amount of any such financing would be capped at 70% of budgeted construction costs. In accordance with the W/EO Operating Agreement, Equity Office is entitled to purchase the W/EO interest in each development subsequent to project stabilization.

(c)	Equity Office’s Effective Ownership Percentage represents Equity Office’s direct interest in the development and its 49.9% interest in W/EO. Equity Office’s Costs incurred as of 12/31/00 and Equity Office’s Total Estimated Costs are based on Equity Office’s Effective Ownership Percentage. The remaining ownership interest/costs are owned/funded by WI through its investment in W/EO and on certain developments unaffiliated third parties.

(d)	Total Project Estimated Costs represents 100% of the estimated costs including Equity Office’s, WI and any unaffiliated third parties portions. These costs are subject to change upon or prior to the completion of the development and include amounts required to tenant the Property.

(e)	Foundry Square is a project with four sites, each of which has a separate joint venture structure. Equity Office’s Effective Ownership Percentages are approximately 68%, 64%, 40% and 40%.

(f)	Under the terms of the lease for the property, the lessor is entitled to share, in addition to base rent, in 50% of the proceeds from the operation and ownership of this development after a preferred 11% cumulative return to the lessee (8% prior to stabilization). In addition, provided that once Equity Office receives a preferred 9% return, a partner receives a 5% interest in further cash flow and once Equity Office receives an 11% return, a second partner also receives a 5% interest in further cash flow.

(g)	Under the terms of the ground lease, the ground lessor is entitled to share, in addition to ground rent, in proceeds from the operation and ownership of this development after a ten percent return to lessee, calculated at 40% of proceeds prior to a 14% cumulative return (18% after 2018) and 35% thereafter.

(h)	Larkspur Landing is a potential development currently being evaluated by W/EO.

In addition to the developments described above, Equity Office owns various land parcels available for development. These sites represent possible future developments of up to approximately 7 million square feet of office space. The development of these sites will be impacted by timing and likelihood of success of the entitlement process, which is uncertain. These various sites include, among others: Reston Town Center, Reston, VA; Prominence in Buckhead, Atlanta, GA; Perimeter Center, Atlanta, GA; Tabor Center, Denver, CO; Orange Center, Orange, CA; and City Center Bellevue, Bellevue, WA.

Exhibit 7b

SPK Developments
(As of 12/31/00)

			Shell	Expected
			Completion	Stabilization	Est. Cost	Expected	Percent
Project Name	Location	Square Feet	Date	Date	($000s)	Return	Leased

Office Projects

Skyway Landing II	San Carlos, CA	121,171	Jun-00	Jun-01	29,345	20.0%	0.0%

Kruse Oaks I	Portland, OR	80,769	Nov-00	Nov-01	15,736	10.8%	39.8%

Watergate Tower IV	Emeryville, CA	344,433	Feb-01	Apr-01	75,089	11.0%	100.0%

Santa Monica Gateway	Santa Monica, CA	76,000	Oct-00	Oct-01	22,424	11.2%	0.0%

Skyport I	San Jose, CA	598,913	Dec-01	Jul-03	155,450	15.2%	94.2%

Towers@Shores Center	Redwood City, CA	334,754	Oct-01	Oct-02	113,485	20.2%	30.2%

Office Total		1,556,040			$411,529	14.3%	67.0%

Industrial Projects

Airway Business Park	Livermore, CA	147,116	Oct-99	Mar-01	13,221	11.0%	90.6%

Industrial Total		147,116			13,221	11.0%

Total Development Pipeline		1,703,156			$424,750

Airway Business Park under contract to be sold.

Exhibit 8

Net Effective Square Footage

			Company's
	Company's Effective	Square	Effective
	Ownership Percentage (a)	Feet	Square Feet

Company’s Ownership —Wholly-Owned Assets	100.00%	103,811,152	103,811,152

Company’s Consolidated Joint Ventures

191 Peachtree Street (a)	100.00%	1,210,608	1,210,608

222 Berkeley Street	91.50%	530,844	485,722

500 Boylston Street	91.50%	714,513	653,779

Norwest Center (a)	75.00%	1,117,439	838,079

Washington Mutual Tower (a)	75.00%	1,154,560	865,920

Market Square (a)	100.00%	681,051	681,051

120 Montgomery	66.70%	420,310	280,347

Plaza at LaJolla Village	66.70%	635,419	423,634

Park Avenue Tower	94.00%	568,060	533,976

850 Third Avenue	94.00%	568,867	534,735

Griffin Towers	50.00%	540,645	270,323

Subtotal		8,142,316	6,778,174

Company’s Unconsolidated Joint Ventures

500 Orange Tower (a)	100.00%	290,765	290,765

One Post Office Square	50.00%	765,296	382,648

75-101 Federal Street	51.61%	813,195	419,706

Rowes Wharf (a)	39.00%	344,195	134,432

10 & 30 South Wacker	75.00%	2,003,288	1,502,466

Bank One Center	25.00%	1,057,877	264,469

Pasadena Towers	25.00%	439,366	109,842

Promenade II	50.00%	774,385	387,193

SunTrust Center	25.00%	640,741	160,185

Preston Commons	50.00%	418,604	209,302

Sterling Plaza	50.00%	302,747	151,374

Bank of America Tower	50.10%	1,537,932	770,504

One Post	50.00%	391,450	195,725

Key Center	80.00%	472,649	378,119

1301 Avenue of the Americas (a)	84.45%	1,765,694	1,491,123

Subtotal		12,018,687	6,847,860

Total Portfolio		123,972,155	117,437,186

Unconsolidated Joint Venture Not Included in Portfolio

Four Oaks Place	2.55%	1,753,281	44,709

Total Net Effective Square Footage		125,725,436	117,481,895

(a)	Equity Office’s effective ownership percent for these Properties represents Equity Office’s economic interest in the property. Equity Office’s legal ownership percent may differ.

Exhibit 9

Office Property List

* Shaded properties acquired through Spieker merger

				Percent
				of Total
			Approximate	Portfolio
		Number of	Rentable	Rentable	Percent
Primary Market	Sub Market	Buildings	Square Feet	Square Feet	Occupied

CHICAGO REGION

Chicago

	Central Loop

161 North Clark		1	1,010,520	0.8%	100.0%

	LaSalle Street

30 North LaSalle (b)		1	909,245	0.7%	99.8%

	West Loop

10 & 30 South Wacker Drive (d)		2	2,003,288	1.6%	98.9%

101 North Wacker		1	575,294	0.5%	100.0%

200 West Adams		1	677,222	0.5%	90.0%

Civic Opera House		1	841,778	0.7%	97.9%

One North Franklin		1	617,592	0.5%	98.8%

	Lake County

Corporate 500 Centre		4	655,872	0.5%	96.3%

Tri-State International		5	546,263	0.4%	95.0%

	O'Hare

1700 Higgins Centre		1	134,283	0.1%	94.5%

Presidents Plaza		4	818,712	0.7%	99.5%

	Oak Brook

AT&T Plaza		1	224,847	0.2%	93.0%

Oakbrook Terrace Tower		1	772,928	0.6%	94.6%

One Lincoln Centre		1	294,972	0.2%	78.0%

Westbrook Corporate Center		5	1,107,372	0.9%	84.7%

Cleveland

	Downtown

BP Tower		1	1,270,204	1.0%	94.0%

Columbus

	Suburban

Community Corporate Center		1	250,169	0.2%	94.1%

One Crosswoods		1	129,583	0.1%	86.4%

Indianapolis

	Downtown

Bank One Center (b) (d)		2	1,057,877	0.9%	94.9%

Minneapolis

	I-494

Northland Plaza		1	296,967	0.2%	95.7%

	Minneapolis CBD

LaSalle Plaza		1	588,908	0.5%	99.2%

Norwest Center (d)		1	1,117,439	0.9%	99.8%

U.S. Bancorp Center (e)		1	929,694	0.7%	55.0%

St. Louis

	Mid County

Interco Corporate Tower		1	339,163	0.3%	88.5%

Chicago Region Total/Weighted Average		40	17,170,192	13.9%	93.5%

BOSTON REGION

Boston

	Back Bay

222 Berkeley Street (d)		1	530,844	0.4%	97.9%

500 Boylston Street (d)		1	714,513	0.6%	98.9%

	East Cambridge

One Canal Park		1	98,607	0.1%	100.0%

One Memorial Drive		1	352,905	0.3%	99.8%

Riverview I & II		2	263,892	0.2%	97.6%

Ten Canal Park		1	110,843	0.1%	100.0%

	Financial District

100 Summer Street		1	1,034,605	0.8%	100.0%

125 Summer Street		1	463,603	0.4%	95.5%

150 Federal Street		1	529,730	0.4%	100.0%

175 Federal Street		1	207,366	0.2%	97.3%

2 Oliver Street-147 Milk Street		1	270,302	0.2%	99.6%

225 Franklin Street		1	916,722	0.7%	100.0%

28 State Street		1	570,040	0.5%	100.0%

Sixty State Street		1	824,305	0.7%	100.0%

75-101 Federal Street ( c)		2	813,195	0.7%	100.0%

Exhibit 9

Office Property List

* Shaded properties acquired through Spieker merger

				Percent
				of Total
			Approximate	Portfolio
		Number of	Rentable	Rentable	Percent
Primary Market	Sub Market	Buildings	Square Feet	Square Feet	Occupied

One Post Office Square (d)		1	765,296	0.6%	100.0%

Rowes Wharf (b) (d)		3	344,698	0.3%	94.6%

Russia Wharf		1	313,333	0.3%	100.0%

South Station (b)		1	184,183	0.1%	99.9%

	Government Center

Center Plaza		1	650,406	0.5%	99.0%

	Northeast

Crosby Corporate Center		6	336,601	0.3%	100.0%

Crosby Corporate Center II (e)		3	257,528	0.2%	100.0%

New England Executive Park		8	756,228	0.6%	96.4%

New England Executive Park 17		1	56,890	0.0%	100.0%

The Tower at N.E.E.P		1	199,860	0.2%	100.0%

	West

175 Wyman		3	335,203	0.3%	100.0%

Riverside Center (e)		1	494,710	0.4%	99.7%

Wellesley Office Park 1-4		4	216,420	0.2%	99.5%

Wellesley 5-7		3	362,421	0.3%	100.0%

Wellesley 8		1	62,952	0.1%	100.0%

Boston Region Total/Weighted Average		55	13,038,201	10.5%	99.2%

NEW YORK REGION

New York

	Columbus Circle

Worldwide Plaza (f)		1	1,704,624	1.4%	99.4%

	Park/Lexington

Park Avenue Tower (d)		1	568,060	0.5%	100.0%

Tower 56		1	163,830	0.1%	93.8%

	Third Avenue

850 Third Avenue (d)		1	568,867	0.5%	100.0%

	Madison Avenue

527 Madison Avenue		1	215,332	0.2%	99.6%

	Rockefeller Center

1301 Avenue of Americas		1	1,765,694	1.4%	98.4%

Stamford

	Shelton

Shelton Pointe		1	159,853	0.1%	98.0%

	Stamford

One Stamford Plaza		1	214,136	0.2%	100.0%

Two Stamford Plaza		1	251,510	0.2%	98.2%

Three Stamford Plaza		1	242,732	0.2%	100.0%

Four Stamford Plaza		1	261,195	0.2%	100.0%

177 Broad Street		1	188,029	0.2%	97.9%

300 Atlantic Street		1	270,497	0.2%	100.0%

Canterbury Green (b)		1	226,197	0.2%	78.3%

New York Region Total/Weighted Average		14	6,800,556	5.5%	98.4%

WASHINGTON, D.C. REGION

Philadelphia

	Center City

1601 Market		1	681,289	0.5%	96.3%

1700 Market		1	841,172	0.7%	96.8%

	Conshohocken

Four Falls (d)		1	254,355	0.2%	100.0%

	King of Prussia/Valley Forge

Oak Hill Plaza (d)		1	164,360	0.1%	95.8%

Walnut Hill Plaza (d)		1	150,571	0.1%	92.0%

	Main Line

One Devon Square (b) (d)		1	73,267	0.1%	97.0%

Two Devon Square (d)		1	63,226	0.1%	100.0%

Three Devon Square (b) (d)		1	6,000	0.0%	100.0%

	Plymouth Meeting/Blue Bell

One Valley Square (d)		1	70,290	0.1%	91.2%

Two Valley Square (d)		1	70,622	0.1%	77.8%

Three Valley Square (d)		1	84,605	0.1%	100.0%

Four & Five Valley Square (d)		2	68,321	0.1%	27.2%

Exhibit 9

Office Property List

* Shaded properties acquired through Spieker merger

				Percent
				of Total
		Number of	Approximate Rentable	Portfolio Rentable	Percent
Primary Market	Sub Market	Buildings	Square Feet	Square Feet	Occupied

Washington D.C.

	CBD

1111 19th Street		1	252,014	0.2%	98.1%

1620 L Street		1	156,272	0.1%	100.0%

One Lafayette Centre		1	314,634	0.3%	100.0%

Two Lafayette Centre		1	130,704	0.1%	97.2%

	East End

1333 H Street		1	244,585	0.2%	98.5%

Market Square (d)		2	681,051	0.5%	95.6%

	Alexandria/Old Town

1600 Duke Street		1	68,770	0.1%	100.0%

11 Canal Center		1	70,365	0.1%	98.4%

99 Canal Center		1	137,608	0.1%	100.0%

TransPotomac Plaza 5		1	96,392	0.1%	100.0%

	Crystal City

Polk and Taylor Buildings		2	902,322	0.7%	100.0%

	Fairfax/Center

Centerpointe I & II		2	407,186	0.3%	100.0%

Fair Oaks Plaza		1	177,557	0.1%	98.1%

	Herndon/Dulles

Northridge I		1	124,319	0.1%	100.0%

	Reston

Reston Town Center (b)		3	725,798	0.6%	98.0%

	Rosslyn/Ballston

1300 North 17th Street		1	380,199	0.3%	99.7%

1616 North Fort Myer Drive		1	292,826	0.2%	99.1%

	Tyson's Corner

E. J. Randolph		1	164,906	0.1%	95.8%

John Marshall I		1	261,376	0.2%	100.0%

John Marshall III (e)		1	180,000	0.1%	100.0%

Washington, D.C. Region Total/Weighted Average		38	8,296,962	6.7%	97.4%

ATLANTA REGION

Atlanta

	Buckhead

Prominence in Buckhead (e)		1	424,309	0.3%	77.7%

	CBD

One Ninety One Peachtree Tower (d)		1	1,210,608	1.0%	97.9%

	Central Perimeter

Central Park		2	615,050	0.5%	80.8%

Lakeside Office Park		5	390,721	0.3%	95.4%

Perimeter Center		32	3,333,266	2.7%	91.9%

	Midtown

Promenade II (d)		1	774,385	0.6%	98.9%

	Northwest

Paces West		2	646,471	0.5%	73.9%

200 Galleria		1	438,273	0.4%	91.3%

Charlotte

	Uptown

Wachovia Center		1	583,424	0.5%	92.5%

Nashville

	Downtown

Bank of America Plaza		1	418,686	0.3%	89.3%

Norfolk

	Norfolk

Dominion Tower (d)		1	403,276	0.3%	93.9%

Orlando

	Central Business District

SunTrust Center (d)		1	640,741	0.5%	95.7%

Raleigh/Durham

	South Durham

University Tower		1	181,723	0.1%	97.2%

Atlanta Region Total/Weighted Average		50	10,060,933	8.1%	91.2%

Exhibit 9

Office Property List

* Shaded properties acquired through Spieker merger

				Percent
				of Total
			Approximate	Portfolio
		Number of	Rentable	Rentable	Percent
Primary Market	Sub Market	Buildings	Square Feet	Square Feet	Occupied

HOUSTON REGION

Austin

	CBD

One American Center (b)		1	505,770	0.4%	90.1%

One Congress Plaza		1	517,849	0.4%	95.1%

San Jacinto Center		1	403,329	0.3%	99.3%

Dallas

	Far North Dallas

Colonnade I & II		2	606,615	0.5%	89.5%

Colonnade III		1	377,639	0.3%	45.5%

	Las Colinas

Computer Associates Tower		1	360,815	0.3%	98.3%

Texas Commerce Tower		1	369,134	0.3%	95.8%

	LBJ/Quorum

Four Forest Plaza (d)		1	394,324	0.3%	85.2%

Lakeside Square		1	397,328	0.3%	91.1%

North Central Plaza Three		1	346,575	0.3%	76.0%

	N. Central Expressway

9400 NCX		1	379,556	0.3%	83.2%

Eighty Eighty Central		1	283,707	0.2%	80.0%

	Preston Center

Preston Commons (d)		3	418,604	0.3%	83.9%

Sterling Plaza (d)		1	302,747	0.2%	91.2%

Ft. Worth

	W/SW Fort Worth

Summitt Office Park		2	239,095	0.2%	94.3%

Houston

	Galleria/West Loop

San Felipe Plaza (d)		1	959,466	0.8%	89.2%

	North Loop/Northwest

Brookhollow Central		3	797,971	0.6%	83.3%

	North/North Belt

Intercontinental Center		1	194,801	0.2%	100.0%

Northborough Tower (d)		1	207,908	0.2%	98.8%

	West

2500 CityWest		1	574,216	0.5%	98.5%

New Orleans

	CBD

LL&E Tower		1	545,157	0.4%	91.4%

Texaco Center		1	619,714	0.5%	71.7%

	Metairie/ E. Jefferson

One Lakeway Center		1	289,112	0.2%	94.9%

Two Lakeway Center		1	440,826	0.4%	85.6%

Three Lakeway Center		1	462,890	0.4%	91.3%

San Antonio

	Northwest

Colonnade I		1	168,637	0.1%	91.9%

Northwest Center		1	241,248	0.2%	83.9%

Union Square		1	194,398	0.2%	85.7%

Houston Region Total/Weighted Average		34	11,599,431	9.4%	87.5%

Exhibit 9

Office Property List

* Shaded properties acquired through Spieker merger

				Percent
				of Total
			Approximate	Portfolio
		Number of	Rentable	Rentable	Percent
Primary Market	Sub Market	Buildings	Square Feet	Square Feet	Occupied

DENVER REGION

Albuquerque

	Uptown

One Park Square		4	262,035	0.2%	78.2%

Denver

	Downtown

410 17th Street		1	396,047	0.3%	90.9%

Denver Post Tower (b)		1	579,999	0.5%	93.3%

Dominion Plaza		1	571,468	0.5%	93.6%

Tabor Center		2	679,281	0.5%	88.0%

Trinity Place		1	189,163	0.2%	87.6%

	Southeast

4949 South Syracuse		1	62,633	0.1%	89.8%

Denver Corporate Center II & III		2	359,607	0.3%	95.3%

Metropoint I		1	263,716	0.2%	94.4%

Metropoint II (e)		1	150,673	0.1%	100.0%

Millennium Plaza		1	330,033	0.3%	100.0%

The Quadrant		1	317,218	0.3%	97.9%

The Solarium		1	162,817	0.1%	89.0%

Terrace Building		1	115,408	0.1%	97.8%

Phoenix

	Central Corridor

49 E. Thomas Road (i)		1	18,892	0.0%	71.6%

One Phoenix Plaza (g)		1	586,403	0.5%	100.0%

Salt Lake City

	Central Valley East

U.S. West Dex Center		1	136,176	0.1%	76.5%

Denver Region Total/Weighted Average		22	5,181,569	4.2%	92.7%

SEATTLE REGION

Anchorage

	Midtown

Calais Office Center (b)		2	190,599	0.2%	99.1%

Portland

	Downtown

1001 Fifth Avenue (b)		1	376,159	0.3%	83.4%

Benjamin Franklin Plaza *		1	277,618	0.2%	89.4%

One Pacific Square *		1	228,247	0.2%	99.1%

	Beaverton

Nimbus Corporate Center *		3	689,797	0.6%	94.8%

	Johns Landing

5550 Macadam Building *		1	41,423	0.0%	94.8%

River Forum I & II *		1	195,711	0.2%	89.7%

RiverSide Centre *		1	100,204	0.1%	73.2%

	Kruseway

4000 Kruse Way *		1	140,263	0.1%	90.2%

4004 Kruse Way Place *		1	57,653	0.0%	100.0%

4800-5000 Meadows *		4	342,228	0.3%	93.7%

Kruse Woods I, II, III, IV *		4	415,586	0.3%	94.7%

Kruseway Plaza I, II *		2	101,196	0.1%	91.6%

	Washington Square

Five Lincoln Center *		1	125,462	0.1%	99.0%

Lincoln Building *		1	61,878	0.0%	98.4%

Lincoln Plaza *		1	5,898	0.0%	100.0%

Lincoln Tower *		1	222,831	0.2%	96.2%

One, Two, Three Lincoln Center *		3	316,388	0.3%	93.7%

Seattle

	Bellevue CBD

110 Atrium Place		1	214,081	0.2%	99.6%

City Center Bellevue		1	472,585	0.4%	96.3%

One Bellevue Center (b)		1	360,729	0.3%	98.9%

Rainier Plaza (b)		1	410,855	0.3%	96.2%

Key Center (e)		1	472,649	0.4%	99.8%

Plaza Center *		1	331,474	0.3%	93.0%

Plaza East *		1	145,589	0.1%	97.0%

Exhibit 9

Office Property List

* Shaded properties acquired through Spieker merger

Percent
of Total
			Approximate	Portfolio
		Number of	Rentable	Rentable	Percent
Primary Market	Sub Market	Buildings	Square Feet	Square Feet	Occupied

US Bank Plaza *		1	133,291	0.1%	94.7%

Exhibit 9

Office Property List

* Shaded properties acquired through Spieker merger

				Percent
				of Total

Primary Market	Sub Market	Number of Buildings	Approximate Rentable Square Feet	Portfolio Rentable Square Feet	Percent Occupied

	Mercer Island

Island Corporate Center		1	100,746	0.1%	98.3%

	1-90 Corridor

Sunset North Corporate Campus (e)		3	465,013	0.4%	99.7%

Eastgate Office Park *		1	277,511	0.2%	93.4%

I-90 Bellevue I, II *		2	134,235	0.1%	100.0%

Lincoln Executive Center A, B *		2	48,634	0.0%	100.0%

Lincoln Executive Center I, II, III *		3	233,768	0.2%	96.2%

	Seattle CBD

1111 Third Avenue		1	559,409	0.5%	98.9%

Bank of America Tower (d)		2	1,537,932	1.2%	92.0%

Nordstrom Medical Tower		1	98,382	0.1%	100.0%

Second and Seneca		2	480,272	0.4%	97.6%

Second and Spring Building		1	130,421	0.1%	98.1%

Washington Mutual Tower (b) (d)		3	1,154,560	0.9%	98.8%

Wells Fargo Center		1	921,790	0.7%	98.4%

World Trade Center East		1	186,912	0.2%	100.0%

	Kirkland

10700 Building *		1	60,218	0.0%	100.0%

	Mill Creek/Woodinville

North Creek Parkway Centre *		1	205,544	0.2%	99.7%

	Suburban Bellevue

11040 Main Street Building *		1	42,362	0.0%	91.4%

Bellefield Office Park *		1	465,417	0.4%	97.2%

Bellevue Gateway I, II *		2	174,206	0.1%	99.8%

Gateway 405 *		1	34,505	0.0%	100.0%

	Federal Way/Auburn

ABAM Building *		1	50,080	0.0%	93.7%

Federal Way Office Building *		1	12,800	0.0%	100.0%

Washington Park Phase I *		1	50,440	0.0%	89.7%

	Redmond

Redmond Heights Tech Center *		1	126,479	0.1%	100.0%

	Renton/Tukwila

Southgate Office Plaza I, II		2	269,893	0.2%	100.0%

Seattle Region Total/Weighted Average		75	14,251,923	11.5%	95.9%

LOS ANGELES REGION

Los Angeles

	Downtown

550 South Hope Street		1	566,434	0.5%	88.1%

Two California Plaza (b)		1	1,329,810	1.1%	86.7%

	Glendale

700 North Brand		1	202,531	0.2%	90.9%

	Pasadena

Pasadena Towers		2	439,366	0.4%	92.7%

3280 E. Foothill Blvd. *		1	150,951	0.1%	99.6%

790 Colorado *		1	130,811	0.1%	96.9%

Century Square *		1	205,995	0.2%	99.8%

Pasadena Financial *		1	147,687	0.1%	82.1%

	Santa Monica

429 Santa Monica		1	83,243	0.1%	79.2%

Commerce Park		1	94,367	0.1%	74.4%

Janss Court		1	92,403	0.1%	97.5%

Searise Office Tower		1	122,296	0.1%	95.2%

Wilshire Palisades		1	186,714	0.2%	99.5%

Arboretum Courtyard *		1	139,103	0.1%	99.0%

Santa Monica Business Park *		19	964,737	0.8%	97.5%

Exhibit 9

Office Property List

* Shaded properties acquired through Spieker merger

				Percent of Total
		Number of	Approximate Rentable	Portfolio Rentable	Percent
Primary Market	Sub Market	Buildings	Square Feet	Square Feet	Occupied

	Westwood

10880 Wilshire Boulevard (b)		1	534,047	0.4%	96.8%

10960 Wilshire Boulevard		1	543,804	0.4%	93.3%

Towers at Westwood *		1	206,875	0.2%	97.3%

	Mid-Counties

Cerritos Towne Center I, II, III, IV, V *		5	461,794	0.4%	99.4%

	Marina Del Rey

Marina Business Ctr —Bldg. 1, 2, 3, 4 *		4	261,512	0.2%	88.4%

	West Los Angeles

Sepulveda Center		1	175,279	0.1%	95.0%

Riverside

	Ontario/Upland/Montclair

Empire Corporate Center *		1	80,510	0.1%	92.9%

One Lakeshore Centre *		1	176,185	0.1%	97.4%

Ontario Corp Center *		1	95,814	0.1%	98.3%

Ontario Gateway I, II *		2	125,999	0.1%	91.9%

	Corona

Corona Corporate Center *		1	46,227	0.0%	100.0%

Orange County

	Irvine Bus Ctr/Tustin/N Irvine

1920 Main Plaza		1	305,662	0.2%	90.9%

2010 Main Plaza		1	280,882	0.2%	97.6%

Inwood Park *		1	161,830	0.1%	98.7%

	Airport Complex

18301 Von Karman (Apple Building)		1	219,537	0.2%	96.5%

18581 Teller *		1	86,087	0.1%	100.0%

2600 Michelson *		1	306,765	0.2%	95.9%

Centerpointe Irvine I, II, III *		3	66,815	0.1%	85.6%

1201 Dove Street *		1	78,340	0.1%	100.0%

Fairchild Corporate Center *		1	104,874	0.1%	83.8%

Tower Seventeen *		1	229,138	0.2%	88.7%

	Anaheim Stadium Area

500 Orange Tower (h)		1	290,765	0.2%	88.9%

Stadium Towers *		2	266,612	0.2%	79.9%

	Eastern Central County

1100 Executive Tower		1	366,747	0.3%	97.9%

Lincoln Town Center		1	215,003	0.2%	93.9%

	Huntington-Seal Bchs/Westminst

Bixby Ranch		1	277,289	0.2%	86.6%

One Pacific Plaza *		2	112,171	0.1%	91.0%

	Anaheim Hills

East Hills Office Park *		1	57,245	0.0%	100.0%

	South Coast Metro

Griffin Towers (d) *		1	540,645	0.4%	96.6%

	Garden Grove

City Plaza *		1	327,306	0.3%	97.5%

City Tower *		1	409,196	0.3%	86.7%

The City *		4	587,772	0.5%	99.5%

	Brea

Brea Corporate Place *		2	325,468	0.3%	88.5%

Brea Corporate Plaza *		1	119,343	0.1%	97.9%

Brea Financial Commons *		2	165,574	0.1%	90.0%

Brea Park Centre —Bldg A, B, C *		3	167,381	0.1%	99.8%

	North Laguna Hills

Oakbrook Plaza *		1	119,769	0.1%	97.8%

Exhibit 9

Office Property List

* Shaded properties acquired through Spieker merger

					Percent
					of Total
				Approximate	Portfolio
			Number of	Rentable	Rentable	Percent
Primary Market	Sub Market		Buildings	Square Feet	Square Feet	Occupied

San Diego

	Mission Valley

Centerside II			1	286,940	0.2%	92.9%

Crossroads			1	133,553	0.1%	100.0%

	North University	(UTC)

Centerpark Plaza Two (Office) *			1	45,097	0.0%	100.0%

La Jolla Centre I, II *			2	306,481	0.2%	93.0%

Nobel Corporate Plaza *			1	102,278	0.1%	100.0%

Park Plaza *			1	66,761	0.1%	100.0%

Plaza at La Jolla Village (d)			5	635,419	0.5%	98.3%

Smith Barney Tower			1	187,999	0.2%	99.3%

	Carlsbad

Camino West *			1	52,808	0.0%	93.1%

Carlsbad Airport Plaza *			1	60,191	0.0%	99.7%

La Place Court *			1	80,299	0.1%	100.0%

Pacific Ridge Corporate Center *			1	120,980	0.1%	96.7%

Pacific View Plaza *			1	48,680	0.0%	100.0%

	Del Mar Heights

Carmel Valley Centre I, II *			2	107,184	0.1%	100.0%

	Governor Park

Governor Executive Center *			1	52,465	0.0%	99.5%

	Rancho Bernardo/Poway

Carmel View Office Plaza *			1	77,460	0.1%	100.0%

	Scripps Ranch

Bridge Pointe Corp Ctr I, II *			2	372,653	0.3%	100.0%

	Sorrenta Mesa

One Pacific Heights			1	120,473	0.1%	100.0%

Los Angeles Region Total/Weighted Average			115	16,610,431	13.4%	94.0%

SAN FRANCISCO REGION

San Francisco

	Burlingame

Bay Park Plaza I & II			2	257,058	0.2%	100.0%

One Bay Plaza			1	176,533	0.1%	95.7%

	Financial District

120 Montgomery (d)			1	420,310	0.3%	93.5%

Bayside Plaza			1	85,432	0.1%	100.0%

201 Mission Street			1	483,289	0.4%	100.0%

150 California (e)			1	201,787	0.2%	100.0%

201 California			1	240,546	0.2%	94.6%

580 California			1	313,012	0.3%	98.6%

301 Howard Street			1	307,396	0.2%	92.3%

60 Spear Street			1	133,782	0.1%	96.0%

Maritime Plaza			1	534,874	0.4%	99.4%

One Market (b)			1	1,458,808	1.2%	98.6%

One Post (d)			1	391,450	0.3%	100.0%

	Menlo Park

2180 Sand Hill Road *			1	41,110	0.0%	55.2%

	Redwood City

Seaport Centre			1	465,955	0.4%	100.0%

Seaport Plaza			2	159,350	0.1%	100.0%

555 Twin Dolphin Plaza *			1	198,494	0.2%	76.1%

Redwood Shores *			1	78,022	0.1%	100.0%

	San Bruno

Bayhill Office Center			4	514,265	0.4%	99.3%

	San Mateo

Peninsula Office Park			7	491,589	0.4%	100.0%

San Mateo BayCenter I, II, III *			3	303,932	0.2%	92.8%

	Brisbane

Sierra Point *			1	99,150	0.1%	97.5%

	Foster City

Bayside Corporate Center *			2	84,925	0.1%	100.0%

Metro Center *			4	712,982	0.6%	89.1%

Vintage Park Office - Bldg. 1, 2, 3 *			3	138,143	0.1%	100.0%

Exhibit 9

Office Property List

* Shaded properties acquired through Spieker merger

				Percent
				of Total
			Approximate	Portfolio
		Number of	Rentable	Rentable	Percent
Primary Market	Sub Market	Buildings	Square Feet	Square Feet	Occupied

	Larkspur

Drake’s Landing *		1	121,470	0.1%	99.4%

Larkspur Landing I, II, III *		3	188,711	0.2%	97.8%

Wood Island Office Complex *		1	76,609	0.1%	100.0%

	San Carlos

Skyway Landing I *		1	116,017	0.1%	100.0%

	Santa Rosa

Fountaingrove Center *		1	161,014	0.1%	98.0%

Oakland

	Berkeley

Golden Bear Center		1	160,587	0.1%	100.0%

	Concord

One & Two Corporate Center		2	328,786	0.3%	94.9%

	Pleasanton

PeopleSoft Plaza		1	277,562	0.2%	100.0%

	San Ramon

One & Two ADP Plaza		2	300,249	0.2%	98.0%

Norris Tech Center		3	260,513	0.2%	100.0%

	Emeryville

Baybridge Office Plaza *		1	79,358	0.1%	90.6%

Chevy’s *		1	13,500	0.0%	100.0%

Emeryville Tower I, II, III *		3	813,887	0.7%	97.9%

	Lamorinda

Lafayette Terrace *		1	47,392	0.0%	100.0%

	Pleasant Hill BART

Treat Towers *		1	364,307	0.3%	96.9%

Sacramento

	CBD

Wells Fargo Center		1	502,365	0.4%	99.5%

	Point West Tribute

Exposition Centre		1	72,985	0.1%	100.0%

Point West Commercentre *		1	119,039	0.1%	90.0%

Point West Corporate Center I, II, III *		3	264,236	0.2%	96.3%

	Campus Commons

455 University *		1	30,985	0.0%	100.0%

555 University Avenue *		1	59,645	0.0%	94.8%

575 University Avenue *		1	7,851	0.0%	28.3%

601 University Avenue *		1	70,252	0.1%	97.7%

655 University Avenue *		1	44,943	0.0%	97.3%

701 University Avenue *		1	49,807	0.0%	96.2%

740 University Avenue *		1	14,108	0.0%	100.0%

The Orchard *		1	65,392	0.1%	100.0%

	Folsom

Parkshore Plaza I, II *		2	269,853	0.2%	98.8%

	Hwy 50 Corridor

8880 Cal Center Drive *		1	118,322	0.1%	95.2%

Fidelity Plaza *		1	76,750	0.1%	94.1%

	Roseville/Rocklin

Douglas Corporate Center *		1	102,078	0.1%	92.8%

Johnson Ranch Corp Centre I, II *		2	179,818	0.1%	95.8%

Roseville Corporate Center *		1	111,578	0.1%	97.2%

	South Natomas

Gateway Oaks I, II, III, IV *		4	316,867	0.3%	93.8%

	Watt Ave

American River Drive *		3	120,954	0.1%	95.2%

Exhibit 9

Office Property List

* Shaded properties acquired through Spieker merger

				Percent of Total
		Number of	Approximate Rentable	Portfolio Rentable	Percent
Primary Market	Sub Market	Buildings	Square Feet	Square Feet	Occupied

San Jose

	CBD

10 Almaden		1	299,685	0.2%	93.1%

	Campbell

Pruneyard Office Towers		3	354,772	0.3%	99.9%

Pruneyard Shopping Center		1	251,903	0.2%	88.4%

	Mountain View

Shoreline Technology Park		12	726,508	0.6%	100.0%

	Palo Alto

Embarcadero Place		4	192,081	0.2%	100.0%

Palo Alto Square (b)		6	322,228	0.3%	100.0%

Foothill Research Ctr *		4	192,120	0.2%	100.0%

Lockheed *		1	42,899	0.0%	100.0%

Xerox Campus *		1	205,593	0.2%	100.0%

	Santa Clara

Lake Marriott Business Park		7	401,402	0.3%	100.0%

Santa Clara Office Center *		5	181,457	0.1%	95.6%

	Sunnyvale

Sunnyvale Business Center		3	175,000	0.1%	100.0%

	Milpitas

1900 McCarthy *		1	80,709	0.1%	96.2%

	North San Jose

1740 Technology *		1	198,099	0.2%	82.5%

2290 North First Street *		1	77,177	0.1%	97.7%

Central Park Plaza *		1	304,241	0.2%	98.0%

Concourse I, II, III, IV, V, VI *		6	884,468	0.7%	94.9%

Creekside Phase I, II *		2	241,019	0.2%	100.0%

Gateway Office *		5	589,484	0.5%	95.2%

Metro Plaza *		2	415,007	0.3%	99.1%

North First Office Center *		1	153,099	0.1%	99.3%

Ridder Park *		1	83,841	0.1%	100.0%

Ryan Ranch Office Center (j) *		6	150,238	0.1%	98.2%

Skyport *		1	193,600	0.2%	100.0%

The Alameda *		1	45,343	0.0%	95.9%

San Francisco Region Total/Weighted Average		173	20,961,957	16.9%	97.0%

Portfolio Total/Weighted Average		616	123,972,155	100.0%	95.1%

(b)	All or a portion of this Office Property is held subject to a ground lease with the exception of Denver Post Tower which is subject to an air rights lease.

(c)	This Office Property is held in a private real estate investment trust in which the Company owns 51.6% of the outstanding shares.

(d)	This Office Property is held in a partnership with an unaffiliated third party and, in the case of San Felipe Plaza and Key Center, an affiliated party.

(e)	The following development properties were placed in service as indicated below:

		As of December 31, 2000
	Place in Service	% Occupied	% Leased

Metropoint II	May, 1999	100.0%	100.0%

Prominence in Buckhead	July, 1999	77.7%	98.4%

John Marshall III	December, 1999	100.0%	100.0%

Sunset North	December, 1999	99.7%	99.7%

Riverside Center	May, 2000	99.7%	99.7%

Key Center (F.K.A. Three Bellevue)	May, 2000	99.8%	99.8%

150 California	May, 2000	100.0%	100.0%

US Bancorp Center	June, 2000	55.0%	90.2%

Seaport Plaza	December, 2000	100.0%	100.0%

(f)	The company’s interest in the amenities component of this Office Property is primarily attributed to its ownership of mortgage indebtedness encumbering the theatre/plaza, retail, health club and parking facilities associated therewith.

(g)	This Office Property is 100% leased to a single tenant on a triple net basis, whereby the tenant pays for certain operating expenses directly rather than reimbursing the Company. The amounts shown above for annualized rent include the amounts of reimbursement of expenses paid by the Company but do not make any adjustments for expenses paid directly by the tenant.

(h)	This Office Property is held subject to an interest in the improvements at the Property held by an unaffiliated third party. In addition, the Company has a mortgage interest in such improvements.

(i)	This Office Property was purchased in conjunction with the purchase of One Phoenix Plaza for the sole purpose of providing additional parking for the tenants of One Phoenix Plaza.

Exhibit 9

Office Property List

* Shaded properties acquired through Spieker merger

Percent
of Total
Portfolio
				Approximate Rentable	Rentable
Primary Market		Sub Market	Number of Buildings	Square Feet	Square Feet	Percent Occupied

	(j)	Under contract to be sold.